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                   U.S. Securities and Exchange Commission
                            Washington, D.C. 20549


                        Notice of Exempt Solicitation
                     submitted pursuant to Rule 14a-6(g)



1.    Name of Registrant:
      The Bergen Brunswig Corporation
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2.    Name of person relying on exemption:
      College Retirement Equities Fund
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3.    Address of person relying on the exemption:
      730 Third Avenue, New York, NY 10017
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4.    Written materials.  The following materials are attached:

      Exhibit 1: Article published on Teachers Insurance and Annuity Association - College Retirement Equities Fund's website.

      Exhibit 2: Resolution to be proposed by Teachers Insurance and Annuity Association - College Retirement Equities Fund at the annual meeting of the shareholders.